UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

JPMorgan Trust IV

Address of Principal Business Office (No. & Street, City, State, Zip Code):

JPMorgan Trust IV

270 Park Avenue

New York, NY 10017

Telephone Number (including area code):

1-800-480-4111

Name and address of agent for service of process:

Frank J. Nasta, Esq.

J.P. Morgan Investment Management Inc.

270 Park Avenue

New York, New York 10017

With Copies to:

Jessica K. Ditullo, Esq.

JPMorgan Chase & Co.

460 Polaris Parkway

Westerville, OH 43082

Jon S. Rand, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf of the City of Westerville and State of Ohio on the 2nd day of December 2015.

JPMorgan Trust IV

By:	/s/ Robert L. Young
	Name:	Robert L. Young
	Title:	President and Principal Executive Officer

Attest:	/s/ Jessica K. Ditullo
Name: Jessica K. Ditullo
Title: Assistant Secretary